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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 3 )*


                             INFINIUM SOFTWARE, INC.
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                                (Name of issuer)

                     COMMON STOCK, par value $.01 per share
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                         (Title of class of securities)

                                   45662Y 10 9
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                                 (CUSIP number)




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             (Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [_]  Rule 13d-1(b)

        [X]  Rule 13d-1(c)

        [_]  Rule 13d-1(d)


                       (Continued on the following pages)

                              (Page 1 of 6 Pages)

----------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No. 45662 Y 10 9          SCHEDULE 13G               Page 2 of 6 Pages
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1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Robert A. Pemberton
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                       (b) [ ]
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3       SEC USE ONLY

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4       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
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                         5        SOLE VOTING POWER

                                  2,036,663
     NUMBER OF           -------------------------------------------------------
      SHARES             6        SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                     175,000
       EACH              -------------------------------------------------------
     REPORTING           7        SOLE DISPOSITIVE POWER
      PERSON
       WITH:                      2,036,663
                         -------------------------------------------------------
                         8        SHARED DISPOSITIVE POWER

                                  175,000
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9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,211,663
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10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)                                  [ ]
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11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        17.5%
-------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
================================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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ITEM 1(a).        NAME OF ISSUER:

                  Infinium Software, Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:

                  25 Communications Way
                  Hyannis, Massachusetts 02160

ITEM 2(a).        NAME OF PERSON FILING:

                  Robert A. Pemberton

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  c/o Infinium Software, Inc.
                  25 Communications Way
                  Hyannis, Massachusetts  02160

ITEM 2(c).        CITIZENSHIP:

                  United States

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, par value $.01 per share (the "Common Stock").

ITEM 2(e).        CUSIP NUMBER:

                  45662Y 10 9

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(D) OR 240.13D- 2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a) [ ] Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).


                                Page 3 of 6 pages


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(d)  [ ] Investment company registered under Section 8 of the Investment Company
         Act of 1940 (15 U.S.C 80a-8);

(e)  [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with ss.240.13D-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)  [ ] Group, in accordance with ss.240.13D-1(b)(1)(ii)(J).

ITEM 4.           OWNERSHIP(1):

                  (a)      AMOUNT BENEFICIALLY OWNED:

                           The 2,211,663 shares of Common Stock beneficially owned by Mr. Pemberton includes: (i) 2,031,863 shares of Common Stock held by The Robert A. Pemberton Family Trust UA 12/30/98, of which Mr. Pemberton is the trustee; (ii) 4,800 shares held in trust for Mr. Pemberton's grandchildren; and (iii) 175,000 shares held by the Pemberton Family Foundation, Inc., a not-for-profit organization exempt under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, and as to which Mr. Pemberton disclaims beneficial ownership.

                  (b)      PERCENT OF CLASS:

                           17.5% based on 12,606,745 shares of Common Stock of Infinium Software, Inc. outstanding as of December 31, 1998.

                  (c)      NUMBER OF SHARES AS TO WHICH PERSON HAS:

                           (i)    sole power to vote or to direct the vote:
                                  2,036,663.



------------------------
       (1)        As of December 31, 1998.


                                Page 4 of 6 pages

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                           (ii)   shared power to vote or to direct the vote:
                                  175,000.

                           (iii) sole power to dispose or to direct the disposition of:
                                  2,036,663.

                           (iv) shared power to dispose or to direct the disposition of:
                                  175,000.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  Not applicable.

ITEM 10.          CERTIFICATION:

                  Not applicable.


                                Page 5 of 6 pages


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                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

DATED: February 5, 1999



                                                     /s/ Robert A. Pemberton
                                                     -----------------------
                                                     Robert A. Pemberton









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